                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. ___ )*


                            Hickory Tech Corporation
           -----------------------------------------------------------
                                (Name of Issuer)

            Common Stock, no par value, $0.10 stated value per share
           -----------------------------------------------------------
                         (Title of Class of Securities)

                                     429060
           -----------------------------------------------------------
                                 (CUSIP Number)

                             Jeffrey A. Christianson
                     Senior Vice President, General Counsel
                          Western Wireless Corporation
                             3650 131st Avenue, S.E.
                               Bellevue, WA 98006
                                 (425) 586-8700
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                        Receive Notes and Communications

                                  July 26, 2000
           -----------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), Section 240.13d-1(f) or Section 240.13d-1(g), check the following box .

        NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

=============================
CUSIP NO. 429060                  SCHEDULE 13D
=============================

--------------------------------------------------------------------------------
1           NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Western CLEC Corporation
--------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)

                                                                    (b)
--------------------------------------------------------------------------------
3           SEC USE ONLY


--------------------------------------------------------------------------------
4           SOURCE OF FUNDS (See Instructions)    WC

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
===============================================================================
                                         7     SOLE VOTING POWER
NUMBER OF SHARES
                                               0
BENEFICIALLY                             ---------------------------------------
                                         8     SHARED VOTING POWER
OWNED BY
                                               936,110
EACH                                     ---------------------------------------
                                         9     SOLE DISPOSITIVE POWER
REPORTING
                                               0
PERSON WITH                              ---------------------------------------
                                         10    SHARED DISPOSITIVE POWER

                                               936,110
================================================================================
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           936,110
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           6.78 %
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

=============================
CUSIP NO. 429060                  SCHEDULE 13D
=============================

--------------------------------------------------------------------------------
1           NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            WWC CLEC Holding Corporation
--------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)

                                                                    (b)
--------------------------------------------------------------------------------
3           SEC USE ONLY


--------------------------------------------------------------------------------
4           SOURCE OF FUNDS (See Instructions)    WC

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


--------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
================================================================================
                                         7     SOLE VOTING POWER

NUMBER OF SHARES                               0
                                         ---------------------------------------
BENEFICIALLY                             8     SHARED VOTING POWER

OWNED BY                                       936,110
                                         ---------------------------------------
EACH                                     9     SOLE DISPOSITIVE POWER

REPORTING                                      0
                                         ---------------------------------------
PERSON WITH                              10    SHARED DISPOSITIVE POWER

                                               936,110
================================================================================
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           936,110
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           6.78%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

=============================
CUSIP NO. 429060                  SCHEDULE 13D
=============================

--------------------------------------------------------------------------------
1           NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Western Wireless Corporation
--------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)

                                                                    (b)
--------------------------------------------------------------------------------
3           SEC USE ONLY


--------------------------------------------------------------------------------
4           SOURCE OF FUNDS (See Instructions)    WC

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

            Washington
================================================================================
                                         7     SOLE VOTING POWER

NUMBER OF SHARES                               0
                                         ---------------------------------------
BENEFICIALLY                             8     SHARED VOTING POWER

OWNED BY                                       936,110
                                         ---------------------------------------
EACH                                     9     SOLE DISPOSITIVE POWER
                                               0
REPORTING
                                         ---------------------------------------
PERSON WITH                              10    SHARED DISPOSITIVE POWER

                                               936,110
================================================================================
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           936,110
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           6.78%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.   SECURITY AND ISSUER

        This statement on Schedule 13D ("Schedule 13D") relates to the voting common stock, no par value, $0.10 stated value per share (the "Common Stock"), of Hickory Tech Corporation, a Minnesota corporation (the "Issuer"). The address of the Issuer's principal office is 221 East Hickory Street, P.O. Box 3248, Mankato, MN 56002-3248.

ITEM 2.   IDENTITY AND BACKGROUND

        The name and state of formation or citizenship, as applicable, of each person or entity reporting pursuant to this Schedule 13D (each, a "Reporting Person") is herein incorporated by reference to questions 1 and 6 on the cover page of each respective Reporting Person. The address of each Reporting Person is 3650 131st Avenue, SE, Bellevue, Washington 98006. The name, address, citizenship and principal business or occupation of each director or executive officer of each Reporting Person (each, a "Disclosed Party" and collectively, the "Disclosed Parties"), as required by Instruction C to Schedule 13D, is set forth in Item 5 and Schedule 1 referred to therein.

        Western CLEC Corporation is a wholly owned subsidiary of WWC CLEC Holding Corporation, which is a wholly owned subsidiary of Western Wireless Corporation, a public company. Western Wireless Corporation ("WWC") provides wireless communications services in the United States principally through the ownership and operation of cellular systems. The cellular operations are primarily in rural areas. As of December 31, 1999 WWC provided cellular services in 19 western states under the brand name "Cellular One," serving over 834,000 subscribers. WWC also operated wireless networks in six foreign countries as of December 31, 1999 serving 320,000 customers and was constructing networks in three additional regions.

        During the last five years, no Reporting Person or, to the knowledge of the Reporting Persons, no Disclosed Party, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        All the Common Stock held by the Reporting Persons was purchased by them. The total purchase price of all the Common Stock held by the Reporting Persons was $13,847,572. The source of funds for the purchase of this Common Stock was the working capital of the Reporting Persons.

ITEM 4.   PURPOSE OF TRANSACTION

        The Reporting Persons purchased the Common Stock they hold for the purpose of acquiring an equity interest in the Issuer and do not presently have any plans to acquire control of the Issuer. The Reporting Persons have in the past analyzed the operating results of the Issuer and may consider the possibility of acquiring control of the Issuer in the future. The Reporting Persons may also seek to acquire some or all the assets of the Issuer in the future.

        After the Reporting Persons had acquired approximately four percent of the Issuer's Common Stock, their representative informed the Issuer's president and CEO of their acquisitions and of their intent to make further acquisitions.

        Because the Reporting Persons may consider seeking to acquire control or assets of the Issuer, the Reporting Persons' positions cannot be considered solely those of passive investors. However, it should not be assumed that the Reporting Persons will formulate a plan to acquire control or assets of the Issuer. The Reporting Persons have been buying and may continue to buy shares of the Issuer. The Reporting Persons intend to review their evaluation of the Issuer's business and prospects continuously and upon future developments (including, but not limited to, the attitude of the Board of Directors and management of the Issuer, general economic conditions and money and stock market conditions), determine to cease buying shares of the Issuer or to increase or decrease its position in the Issuer. The Reporting Persons do not presently intend to make a tender offer for shares of the Issuer or propose to the Issuer a merger or similar transaction. As part of their continuing review of their position in the Issuer, however, the Reporting Persons may change their present intention and determine to make a tender offer for shares of the Issuer or propose to the Issuer a merger or similar transaction.

        Except as set forth above, the Reporting Persons do not have any plans or proposals that relate to or would result in any of the matters referred to in items (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

        (a)-(b) The responses of each Reporting Person to Items 7 through 13 on each of their respective cover pages which relate to the beneficial ownership of the Common Stock and the responses of all Disclosed Persons set forth on
Schedule 1 hereto are incorporated herein by reference. All responses reflect beneficial ownership as of the date of this filing. The percentage ownership responses are based upon the outstanding number of shares set forth in the Issuers Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2000.

        (c)None, except as reflected in (a) and (b).

        (d)-(e) None.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        There are no contracts, arrangements, understandings or relationships with respect to the securities of the Issuer among the Reporting Persons or between any Reporting Person and any other person.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

        None.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               WESTERN CLEC CORPORATION


                                               By: /s/ John W. Stanton
Date:  August 7, 2000                              -----------------------------
                                               Name:  John W. Stanton
                                               Title: Chief Executive Officer


                                               WWC CLEC HOLDING CORPORATION


                                               By: /s/ John W. Stanton
Date:  August 7, 2000                              -----------------------------
                                               Name:  John W. Stanton
                                               Title: Chief Executive Officer


                                               WESTERN WIRELESS CORPORATION


                                               By: /s/ John W. Stanton
Date:  August 7, 2000                              -----------------------------
                                               Name:  John W. Stanton
                                               Title: Chief Executive Officer

                                                                      Schedule 1

     INFORMATION FOR REPORTING PERSONS AND GENERAL PARTNERS, MEMBERS AND/OR
             DIRECTORS AND EXECUTIVE OFFICERS OF REPORTING PERSONS

        The following table sets forth the name, business address, and present principal occupation or principal business of each director and executive officer of each Reporting Person. For each person listed, the number of shares with respect to which such person or entity has sole voting power, shared voting power and beneficially owns is none, and each person disclaims beneficial ownership of all shares held by any Reporting Person. The business address of each such person is 3650 131st Avenue, SE, Bellevue, Washington 98006. Each such person is a citizen of the United States, and the principal occupation of each such person is his or her affiliation with Western Wireless Corporation except as otherwise indicated.

                      WESTERN WIRELESS CORPORATION ("WWC")

             NAME                                   RELATIONSHIP TO WWC
             ----                                   -------------------
John W. Stanton                          Chairman, Director and Chief Executive
                                         Officer

Donald Guthrie                           Vice Chairman

Mikal J. Thomsen                         President and Chief Operating Officer

Theresa E. Gillespie                     Executive Vice President

Alan R. Bender                           Executive Vice President and Secretary

Bradley J. Horwitz                       Executive Vice President International

H. Stephen Burdette                      Senior Vice President

Jeffrey A. Christianson                  Senior Vice President, General Counsel

Scott A. Soley                           Executive Director of Accounting (Chief
                                         Accounting Officer)

John L. Bunce, Jr.                       Director(1)

Mitchell R. Cohen                        Director(1)

Daniel J. Evans                          Director(2)

Jonathan M. Nelson                       Director(3)

Terence M. O'Toole                       Director(4)

1.      Managing Director of Hellman & Friedman

2.      Chairman of Daniel J. Evans Associates

3.      President and CEO of Providence Equity Partners Inc.

4.      Managing Director, Goldman, Sachs & Co. Inc.


                        WESTERN CLEC CORPORATION ("CLEC")

          NAME                            RELATIONSHIP TO CLEC
          ----                            --------------------
John W. Stanton                           Chairman and Chief Executive Officer

Mikal J. Thomsen                          President and Chief Operating Officer

Donald Guthrie                            Director and Vice Chairman

Theresa E. Gillespie                      Director, Executive Vice President

Alan R. Bender                            Director and Executive Vice President

Jeffrey Christianson                      Senior Vice President, General Counsel
                                          and Secretary

H. Stephen Burdette                       Senior Vice President


                    WWC CLEC HOLDING CORPORATION ("HOLDING")

          NAME                                       RELATIONSHIP TO HOLDING
          ----                                       -----------------------
John W. Stanton                           Chairman and Chief Executive Officer

Mikal J. Thomsen                          President and Chief Operating Officer

Donald Guthrie                            Director and Vice Chairman

Theresa E. Gillespie                      Director, Executive Vice President

Alan R. Bender                            Director and Executive Vice President

Jeffrey Christianson                      Senior Vice President, General Counsel
                                          and Secretary

H. Stephen Burdette                       Senor Vice President

                           Schedule 2 to Schedule 13D

                                 August 7, 2000

        Pursuant to Rule 13d-1(k)(1) of the Securities and Exchange Act of 1934, as amended, this will confirm the agreement by and among all of the undersigned that the Schedule 13D filed on or about this date with respect to the beneficial ownership of the undersigned of shares of the Common Stock of Hickory Tech Corporation, is being filed on behalf of each of the undersigned. This agreement may be executed in two or ore counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.


                                           WESTERN CLEC CORPORATION


                                           By: /s/ John W. Stanton
                                               --------------------------
                                           Name: John W. Stanton
                                           Title: Chief Executive Officer


                                           WWC CLEC HOLDING CORPORATION


                                           By: /s/ John W. Stanton
                                               --------------------------
                                           Name: John W. Stanton
                                           Title: Chief Executive Officer


                                           WESTERN WIRELESS CORPORATION


                                           By: /s/ John W. Stanton
                                               --------------------------
                                           Name: John W. Stanton
                                           Title: Chief Executive Officer